EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Nine Month Periods Ended July 30, 2004 and August 1, 2003
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 30,	August 1,	July 30,	August 1,
	2004	2003	2004	2003
Net Sales	$150,614	$140,518	$433,406	$402,128
Gross Margin	47,145	45,706	137,451	124,949

Income From Continuing Operations	7,023	8,444	18,141	20,329
Income (Loss) From Discontinued
Operations, Net of Tax	626	--	1,298	(5,808)

Net Earnings	$7,649	$8,444	$19,439	$14,521

Basic

Weighted Average Number of
Shares Outstanding	21,202	20,976	21,156	20,857

Earnings (Loss) Per Share – Basic
Continuing operations	$.33	$.40	$.86	$.97
Discontinued operations	.03	--	.06	(.27)

Earnings per share – basic	$.36	$.40	$.92	$.70

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Nine Month Periods Ended July 30, 2004 and August 1, 2003
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 30,	August 1,	July 30,	August 1,
	2004	2003	2004	2003
Diluted
Weighted Average Number of
Shares Outstanding	21,202	20,976	21,156	20,857

Net Shares Assumed to be Issued
for Stock Options	333	160	333	201

Weighted Average Number of Shares
and Equivalent Shares
Outstanding – Diluted	21,535	21,136	21,489	21,058

Earnings (Loss) Per Share – Diluted
Continuing operations	$.33	$.40	$.84	$.97
Discontinued operations	.03	--	.06	(.28)

Earnings per share – diluted	$.36	$.40	$.90	$.69